Exhibit 2.1

AMENDMENT NO. 1 TO

ASSET PURCHASE AGREEMENT

This Amendment No. 1 to Asset Purchase Agreement is dated as of November 30, 2005 (this “Amendment”), between Agilent Technologies, Inc., a Delaware corporation, and Avago Technologies Limited (f/k/a Argos Acquisition Pte. Ltd.), a company organized under the laws of Singapore (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties have previously entered into an asset purchase agreement dated as of August 14, 2005 (the “Signing Date” and such asset purchase agreement, the “Purchase Agreement”);

WHEREAS, the Purchase Agreement provides that the parties thereto may amend such agreement at any time by written agreement of each party thereto;

WHEREAS, capitalized terms not defined in this Amendment have the respective meanings ascribed to such terms in the Purchase Agreement; and

WHEREAS, the Parties now mutually desire to amend the Purchase Agreement as set forth herein to, among other things, reflect certain agreements of the Parties with respect to the determination of the Purchase Price, certain real estate matters, certain exhibits, definitions and other matters, and relating to matters set forth in the letter agreement between the Parties dated November 18, 2005 (the “Letter Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.1 Exhibit J to the Purchase Agreement

Exhibit J to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 1 hereto.

1.2 Schedule 1 to the Purchase Agreement

Schedule 1 to the Purchase Agreement referred to in the definition of Transferred Business Intellectual Property is hereby amended and restated in its entirety to read as set forth in Schedule 2 hereto. The Parties hereby acknowledge and agree that the Parties anticipate additional Patents will be added to such Schedule 1 after the Closing Date in accordance with the same allocation principles agreed upon for the Patents currently listed on Schedule 1. The Parties agree to work together in good faith in order to finalize the list of Patents set forth on such Schedule 1 as promptly as practicable, including transferring all applicable invention disclosures and any Patents that have been left off Schedule 1 while title and other issues are resolved. Any Patents remaining in dispute after good faith expedited negotiations will be resolved in accordance with Section 11.1 of the Purchase Agreement.

1.3 Schedule 4 to the Purchase Agreement

Schedule 4 to the Purchase Agreement, referred to in the definition of Labs Employees and Project Specific Labs Technology, among others, is hereby amended and restated in its entirety to read as set forth in Schedule 3 hereto. Seller agrees that it will pay all reasonable fees and expenses incurred in connection with the relocation and set-up of assets described therein and located at the site known to the parties as “Deer Creek” up to a maximum amount of $850,000. Purchaser agrees that it will be responsible for any other such fees and expenses in excess of such amount incurred in connection therewith. The Parties agree that Purchaser shall manage the relocation and set-up of such assets.

1.4 Exhibit L to the Purchase Agreement

Exhibit L to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth in Schedule 4 hereto.

1.5 Delayed Closing in Specified Country

(a) The Parties acknowledge and agree that notwithstanding the provisions of the Purchase Agreement, including without limitation Sections 2.1, 6.6 and 6.7, the transfer and conveyance to Purchaser’s Affiliate in India of the Purchased Assets, Transferred Intellectual Property and Transferred Intellectual Property Rights located in India (the “Delayed Closing”) and the employment by Purchaser’s Affiliate of Transferred Employees in India, Japan and China will not occur on the Closing Date and will instead be consummated as soon as practicable thereafter (the dates of such consummation, a “Delayed Closing Date”), and no breach or default of the Purchase Agreement will be deemed to have occurred as a result of not transferring such assets or employing such Transferred Employees at the Closing. In addition, the transfer and conveyance to Purchaser’s Affiliate in China of the Purchased Assets located in China shall not take place except to the extent Purchaser notifies Seller in writing, and no breach or default of the Purchase Agreement will be deemed to have occurred as a result of any failure to occur of such transfer and conveyance except to the extent Purchaser has so notified Seller.

(b) In connection therewith, the Parties will enter into, or will cause their respective applicable Subsidiaries to enter into the following agreements on or prior to the Closing, in addition to such other agreements or other instruments as the parties may agree: (i) with respect to China, a separation agreement pursuant to the MSA (the “China Separation Agreement”); (ii) with respect to India, a separation agreement pursuant to the MSA (the “India Separation Agreement”); and (iii) with respect to Japan, (A) a separation agreement pursuant to the MSA (the “Japan Separation Agreement”), (B) a shukko agreement relating to the employees in Japan, and (C) a local asset transfer agreement. In addition, promptly after the Closing Date, the Parties will enter into, or will cause their respective applicable Subsidiaries to enter into: (i) a labor contract amendment agreement relating to the employees in China; and (ii) a local asset transfer agreement with respect to India pursuant to the India Separation Agreement. After the Closing Date and prior to the Delayed Closing, Seller and its Subsidiaries will hold and operate the Purchased Assets, Transferred Intellectual Property and Transferred Intellectual Property Rights in India, and all income, proceeds and other monies received by Seller or its Subsidiaries related to such Purchased Assets, Transferred Intellectual Property and Transferred Intellectual Property

Rights, solely for the benefit of Purchaser and in all respects at the direction of Purchaser (subject to the India Separation Agreement), and the Seller and Purchaser shall otherwise act in respect of such Purchased Assets, Transferred Intellectual Property and Transferred Intellectual Property Rights in accordance with Section 2.4 of the Purchase Agreement. All costs, expenses and Liabilities incurred in holding and operating such Purchased Assets after the Closing Date will be for the account of Seller, as further provided in the India Separation Agreement.

(c) To the extent permitted by Law, Purchaser shall assume the Assumed Liabilities with respect to India and China as of the Closing Date, and to the extent any such Assumed Liabilities are not assumed as of such Closing Date, shall indemnify each Seller Indemnified Party with respect thereto pursuant to Section 9.1(b)(iii) of the Purchase Agreement. After the Closing, there will be no conditions to closing with respect to the Delayed Closing on the Delayed Closing Date.

1.6 Annex A to the Purchase Agreement.

(a) The definition of “Business” is hereby amended by (i) inserting in the first sentence “, and including the existing project currently known as Lateral Flow Assay (LFA)” immediately prior to the period and (ii) replacing in the second sentence “Lateral Flow Assay (LFA)” with “[intentionally omitted]”.

(b) The definition of “Retained Business” is hereby amended by (i) deleting “Lateral Flow Assay” from the first paragraph and (ii) deleting the phrase “, and specifically including Lateral Flow Assay (LFA)” in clause (iii) of that definition.

(c) Notwithstanding the amendments effected by the foregoing provisions of this Section 1.6, the Parties agree that (i) each of the representations and warranties of Seller contained in the Purchase Agreement shall be deemed to be made on and as of the Signing Date as such Purchase Agreement was in effect as of such Signing Date prior to this Amendment and not as amended by this Amendment and (ii) for purposes of Sections 7.3(a) and 9.1(a) of the Purchase Agreement, the failure of any representation of Seller to be true and correct shall be determined in all cases with respect to the representations and warranties contained in the Purchase Agreement and Transaction Documents as in effect as of the Signing Date prior to this Amendment and not as amended by this Amendment. The Parties agree and acknowledge that Purchaser is reserving all rights that it may have arising out of the representations and warranties of the Seller contained in the Purchase Agreement as in effect prior to this Amendment, including rights pursuant to Sections 7.3(a) and 9.1(a), and is not waiving any such rights by entering into this Amendment, consummating the Closing or otherwise, without regard to information furnished to or investigation made by or to the knowledge of, Purchaser and its representatives, including, without limitation, rights arising as a result of a breach, if any, of Seller’s representations and warranties based upon the litigation described in Schedule 5 hereto.

1.7 Section 2.2 of the Purchase Agreement.

(a) A new Section 2.2(a)(v) is hereby added to the Disclosure Letter, reading in its entirety as set forth on Schedule 6 hereto.

(b) Section 2.2(a)(v) of the Purchase Agreement is hereby amended by adding “and the Liabilities of Seller and its Subsidiaries set forth in Section 2.2(a)(v) of the Disclosure Letter (“Section 2.2(a)(v) Liabilities”)” immediately prior to the semicolon.

(c) Section 2.2(b)(iv) of the Purchase Agreement is hereby amended by adding “excluding any Section 2.2(a)(v) Liability, which shall be an Assumed Liability” immediately prior to the semicolon.

(d) Clause (A) of Section 2.2(b)(v) of the Purchase Agreement is hereby amended by adding “excluding any Section 2.2(a)(v) Liability, which shall be an Assumed Liability” immediately prior to the comma at the end of such clause (A). Clause (B) of Section 2.2(b)(v) of the Purchase Agreement is hereby amended by adding “under any Seller Plans” immediately after “all Liabilities”.

1.8 Provisions Relating to Accrued Vacation

(a) Purchaser and Seller have agreed that Seller will pay (subject to any applicable withholding taxes) (i) each Transferred Employee residing in Arizona, California, Illinois, Massachusetts or Maryland (a “U.S. FTO Transferred Employee”), and (ii) each Transferred Employee residing in Malaysia (a “Malaysian FTO Transferred Employee” and together with any U.S. Transferred Employee, a “FTO Transferred Employee”), an amount in cash equal to all of such FTO Transferred Employee’s accrued but unused vacation time (including flexible time off and sick pay), unless such Transferred Employee elects to have Purchaser or its Subsidiaries assume the liability associated with such accrued but unused vacation time. Seller shall provide each U.S. FTO Transferred Employee with an opportunity to elect to have Purchaser or its Subsidiaries assume the liability associated with his or her accrued but unused vacation time (such election being referred to as the “FTO Waiver”). Each FTO Transferred Employee will only be given the option to have all, but not less than all, of their accrued and unused vacation time (such option referred to as the “Assumption Option”) assumed by Purchaser or its Subsidiaries. The Assumption Option shall be made pursuant to a form of Notice mutually agreed to by Purchaser and Seller.

(b) Pursuant to Section 1.8(a) above, to the extent an FTO Transferred Employee does not elect the Assumption Option prior to the Closing Date, Seller shall pay to such FTO Transferred Employee on or prior to the Closing Date an amount in cash equal to such FTO Transferred Employee’s vacation time that is accrued and unused (including flexible time off and sick pay) as of the Closing Date, subject to any applicable withholding taxes. Purchaser agrees that it shall reimburse Seller in cash for the aggregate amount of all such payments (the “Cash-Out Amount”). Any amount to be paid by Purchaser pursuant to this Section 1.8(b) shall be paid when the Working Capital Excess Amount or Working Capital Deficiency Amount is paid, provided that if the Final Working Capital has not been determined in accordance with Section 3.3 by March 31, 2006, or such Working Capital Excess Amount or Working Capital Deficiency Amount has not been paid by March 31, 2006, such Cash-Out Amount shall be paid on March 31, 2006. If any amounts are paid pursuant to this Section 1.8(b) (including any applicable withholding taxes), the Allocation Schedule shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Purchaser and Seller.

(c) Purchaser agrees to promptly, following the Closing, reimburse Seller for all reasonable expenses and costs incurred by Seller in administering the Assumption Option, such as the development and delivery of notices to FTO Transferred Employees and fees paid to third party administrators in administering the Assumption Option.

(d) Purchaser agrees to indemnify, defend and hold harmless each Seller Indemnified Party from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party with respect to any claims with respect to any FTO Transferred Employee that the FTO Waiver was inadequate, insufficient or otherwise not binding and enforceable on such FTO Transferred Employee, but only to the extent such Losses do not arise from the gross negligence or willful misconduct of such Seller Indemnified Party.

(e) Section 6.6(g) of the Purchase Agreement is hereby amended by deleting “, provided that such vacation time is included in the accrual for FTO recorded in the Final Working Capital” at the end of the last sentence of Section 6.6(g).

(f) The provisions of this Section 1.8 shall supersede Section 6.6(g) in the Purchase Agreement addressing the transfer of, or payment of, accrued and unpaid vacation time with respect to FTO Transferred Employees. Notwithstanding the forgoing, the provisions of Section 6.6(g) (as amended pursuant to Section 1.8(e) hereof) shall continue to apply to the transfer of, or payment of, accrued and unpaid vacation time with respect to any Transferred Employee, other than an FTO Transferred Employee.

1.9 Determination of Rollover Option Amount

(a) Section 3.2(a) of the Purchase Agreement is hereby amended by replacing in the first sentence “(iv) minus, the Rollover Option Amount (as defined below), if any” with “(iv) [intentionally omitted],”.

(b) Purchaser and Seller agree that Seller shall pay to Purchaser the Rollover Option Amount, if any, in cash when the Working Capital Excess Amount or Working Capital Deficiency Amount is paid, provided that if the Final Working Capital has not been determined in accordance with Section 3.3 by March 31, 2006 or such Working Capital Excess Amount or Working Capital Deficiency Amount has not been paid by March 31, 2006, such Rollover Option Amount shall be paid on March 31, 2006. If any amounts are paid pursuant to Section this Section 1.9(b), the Allocation Schedule shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Purchaser and Seller.

1.10 Section 3.3(a) of the Purchase Agreement

Section 3.3(a) of the Purchase Agreement is hereby amended by inserting “and any Section 2.2(a)(v) Liabilities” in clause (ii) immediately after “post-retirement healthcare benefits and pension liabilities.”

1.11 Section 6.1 of the Purchase Agreement

Section 6.1 of the Purchase Agreement is hereby amended by adding “and to settle, cancel or terminate all intercompany receivables and payables with respect to Wavics Co., Ltd. as of or prior to the Closing Date” at the end of the first sentence thereof.

1.12 Section 6.13(a)(i) of the Purchase Agreement

Section 6.13(a)(i) of the Purchase Agreement is hereby amended by adding “consumption, goods and services” immediately prior to “license” in the first sentence thereof.

1.13 Additional Agreements Relating to Malaysia

(a) Section 6.8(e) of the Purchase Agreement is amended by adding the following additional sentence at the end thereof: “In the event that Avago Technologies (Malaysia) SDN. BHD. (together with its successors and assigns, the “Penang Tenant”) exercises its rights under Section 11.2 of the Tenancy Agreement between the Penang Tenant and Agilent Technologies (Malaysia) SDN. BHD. (together with its successors and assigns, the “Penang Landlord”), dated October 24, 2005, as amended from time to time, related to the Primary Penang Parcel (the “Primary Parcel Tenancy Agreement”) to have the Primary Parcel Tenancy Agreement converted into a registerable lease and to have the Penang Landlord take the actions set forth in such Section 11.2 in each case in accordance with the provisions thereof, Seller shall cause the Penang Landlord to take such actions as are required by the Primary Parcel Tenancy Agreement.”

(b) Section 9.1(a) of the Purchase Agreement is amended by (x) replacing the word “or” with “,” immediately preceding “(iii) any”, and (y) adding “and (iv) a Penang Event,” immediately after the phrase “Excluded Liabilities,” in the first sentence of such Section.

(c) The following definition shall be added in Annex A of the Purchase Agreement:

“Penang Event” shall mean (x) the Penang Tenant is temporarily or permanently denied the legal right to occupy or use any or all of the Premises (as defined in the Primary Parcel Tenancy Agreement) in accordance with the terms of the Primary Parcel Tenancy Agreement prior to the Final Expiration Date (as defined in the Primary Parcel Tenancy Agreement), due to (i) the Primary Parcel Tenancy Agreement being unenforceable, in violation or inconsistent with the NLC (as defined in the Primary Parcel Tenancy Agreement) as interpreted by the Appropriate Authorities (as defined in the Primary Parcel Tenancy Agreement), or otherwise in violation of Law (as defined in the Primary Parcel Tenancy Agreement), or (ii) the Penang Landlord, through its willful misconduct or negligence, has lost the right to possess the Land (as defined in the Primary Parcel Tenancy Agreement) or ceases to be able to enter into a sublease or tenancy with respect to the Land with the Penang Tenant, or (y) any Proceeding related to the matters set forth in clauses (x)(i) or (ii) above.

(d) (i) The definition of “Business Environmental Liabilities” in Annex A of the Purchase Agreement is hereby amended by inserting “, the Primary Penang Parcel” after each reference to “Transferred Real Property” therein.

(ii) The definition of “Primary Penang Parcel” in Annex A of the Purchase Agreement is amended by adding the following at the end thereof: “and as such land, buildings and rights appurtenant thereto are further defined and elaborated upon in the Primary Parcel Tenancy Agreement”

(e) In the event that Purchaser and its Subsidiaries determine to vacate the Primary Penang Parcel prior to the Penang Transfer and prior to such date Purchaser has demolished or altered any of Buildings #1, 2 or 3 located thereon (unless Seller or any of its Subsidiaries consented to such demolition or alteration prior to same being undertaken), at Purchaser’s option, Purchaser shall either restore to the previously existing condition any such demolished or materially altered building or reimburse Seller for the costs incurred by Seller to perform same.

(f) Notwithstanding Section 16.3.2 of the Sublease Agreement, dated December 1, 2005, (the “Yishun Lease”) by and between Agilent Technologies Singapore Pte. Ltd., a company organized under the laws of Singapore (the “Yishun Landlord”) and Avago Technologies Manufacturing (Singapore) Pte. Ltd., (the “Yishun Tenant”) with respect to the property located at No. 1 Yishun Avenue 7, Singapore 768923 relating to the Yishun Tenant’s rights of indemnification by the Yishun Landlord with respect to any Losses arising under applicable Environmental Laws based upon events or conditions which arose prior to the Closing Date, the Parties expressly acknowledge and agree that for as long as the landlord under the Yishun Lease is the Yishun Landlord or another Subsidiary of Seller, the exclusive remedy of the Yishun Tenant and any other Subsidiary of the Purchaser who becomes the tenant under the Yishun Lease with respect to any such Losses, shall be as set forth in Article 9 of the Purchase Agreement.

1.14 Delayed Transfer of Certain Licenses

Section 6.18 of the Purchase Agreement is hereby amended by adding the following at the end thereof:

“(c) Seller and Purchaser acknowledge and agree that to enable Seller to perform and Purchaser to receive the Services (as such term is defined in the Master Separation Agreement), the transfer to Purchaser of certain Contracts mutually agreed upon by the Parties that are (i) included in the Purchased Assets, (ii) necessary for Seller to provide certain of the Services and (iii) used exclusively by the Business in connection with such Services and not otherwise used in the operation of the Business (the “Delayed Contracts”) will need to be delayed until after the Closing Date as provided in this Section 6.18(c). Seller and Purchaser acknowledge and agree that notwithstanding the provisions of this Agreement, including without limitation Section 2.1, the transfer and conveyance to Purchaser of the Delayed Contracts will not occur on the Closing Date and the transfer of each such Delayed Contract will instead be consummated in accordance with the terms hereof at such time as the Services for which such Delayed Contract is required are terminated pursuant to the terms of the Master Separation Agreement. No breach or default hereunder will be deemed to have occurred as a result of the delayed transfer and conveyance of the Delayed Contracts in accordance with the terms of this Section 6.18(c). After the Closing Date and prior to the date of such transfer and conveyance, Seller and its Subsidiaries will hold and use the Delayed Contracts solely for the benefit of Purchaser and for the performance of the Services.”

1.15 Disclosure Letter Section 7.1(b)

Section 7.1(b) of the Disclosure Letter is hereby amended and restated in its entirety to read as set forth in Schedule 7 hereto.

1.16 Section 8.1 of the Purchase Agreement

Section 8.1 of the Purchase Agreement is hereby amended by adding the following at the end thereof:

“The Parties acknowledge and agree that in the event actions are taken by Seller in jurisdictions outside the United States on a particular date in reliance on the Closing occurring in the United States on that same date, and the Closing does not in fact occur in the United States on such date, the Parties will work together in good faith to reverse such actions, to the extent a reversal is necessary, and will share equally the out-of-pocket expenses reasonably incurred by Seller with respect to such a reversal.”

1.17 Section 9.1 of the Purchase Agreement

(a) Section 9.1(a) of the Purchase Agreement is hereby amended by replacing the reference to “Section 7.2(a)” therein to “Section 7.3(a).”

(b) Section 9.1(b) of the Purchase Agreement is hereby amended by replacing the reference to “Section 7.3(a)” therein to “Section 7.2(a).”

1.18 Miscellaneous

(a) Except as specifically provided for in this Amendment, the terms of the Purchase Agreement shall be unmodified and shall remain in full force and effect.

(b) This Amendment may be executed in counterparts, each of which shall be deemed to be an original and both of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Amendment.

(c) This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Amendment nor any rights or obligations hereunder shall be assigned or delegated by either Party; provided, however, Purchaser may assign any or all of its rights and obligations under this Amendment to any wholly-owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Amendment) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed in connection with a merger, consolidation, conversion or sale of assets of Purchaser. This Amendment is not intended to confer upon any person or entity other than the Parties and their permitted assigns any rights or remedies.

(d) This Amendment may be amended only by a written instrument signed by each of the Parties. No provision of this Amendment may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought. All notices and other communications provided for herein shall be dated and in writing.

(e) This Amendment and all claims arising out of this Amendment shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of California.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to Asset Purchase Agreement to be duly executed as of the date first above written.

AGILENT TECHNOLOGIES, INC.

By:	/s/ John Eaton
Name:	John Eaton
Title:	Vice President, Corporate Development

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Director